

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 23, 2017

<u>Via E-Mail</u>
Mr. Ted E. Holmes
Executive Vice President and Chief Financial Officer
Investors Real Estate Trust
1400 31st Avenue SW, Suite 60
Post Office Box 1988
Minot, ND 58702-1988

      Re: Investors Real Estate Trust
              Form 10-K
              Filed on June 29, 2016
              File No. 001-35624

Dear Mr. Holmes:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

<u>FORM 8-K FILED ON DECEMBER 12, 2016</u>

<u>Exhibit 99.1</u>

<u>Guidance</u>

1.   Reference is made to the guidance on page vi related to your range estimates of FFO and NOI growth. We note that guidance provided is comprised mainly of Non-GAAP information. Given the lack of similar GAAP information and quantitative reconciliation between the GAAP and Non-GAAP information, please clarify how your presentation satisfies the requirements outlined within Item 10(e)(1)(i)(A) of Regulation S-K. Reference is also made to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Exhibit 99.2

2.   We note you consider Adjusted funds from operations (AFFO) to be a measure of a REIT's ability to incur and service debt and to pay distributions to its shareholders. Based on such definition, it appears AFFO can be used as a liquidity measure. Please clarify how you considered Question 102.05 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 in determining that AFFO can be presented on a per share basis.

3.   We note that you adjust leasing commissions and tenant improvements at same-store properties only because amounts related to non-same-store properties are unrepresentative of expected levels at same-store properties. Please expand to further clarify your rationale for only adjusting such amounts related to same-store properties to arrive at AFFO. Your response should specifically address why the corresponding amounts for non-same-store properties should not be factored into the calculation of AFFO on a consolidated basis.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Peter McPhun at 202-551-3581 or me at 202-551-3468 with any questions.

                                        Sincerely,

                                        /s/ Wilson K. Lee

                                        Wilson K. Lee
                                        Senior Staff Accountant
                                        Office of Real Estate and
                                        Commodities